SUSTENANCE EARTH, INC
dba
FROM THE FARM

AUDITED FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 23, 2023)
TO
YEAR ENDED DECEMBER 31, 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sustenance Earth, Inc
dba From the Farm
Cody, Wyoming

Opinion

We have audited the accompanying financial statements of Sustenance Farm, Inc dba From the Farm (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from Inception (June 23, 2023) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the result of its operations and its cash flows for the period from Inception (June 23, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 29, 2024
Los Angeles, California

SUSTENANCE EARTH, INC DBA FROM THE FARM
BALANCE SHEET
AS OF DECEMBER 31, 2023

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	43,264
Prepaids and Other Current Assets		7,500
Total Current Assets		**50,764**
Total Assets	$	**50,764**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable		3,000
Total Current Liabilities		**3,000**
Total Liabilities		**3,000**
STOCKHOLDERS' EQUITY		
Common Stock, $0.001 par, 15,000,000 shares authorized 10,000,000 shares issued and outstanding as of December 31, 2023		10,000
Subscription Receivable		(14,509)
Additional Paid in Capital		140,000
Retained earnings/(Accumulated Deficit)		(87,727)
Total stockholders' equity		**47,764**
Total liabilities and stockholders' equity	$	**50,764**

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM
STATEMENT OF OPERATIONS
FOR YEAR ENDED TO DECEMBER 31, 2023

Inception (June 23, 2023)	**2023**
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Revenue	-
Gross profit	-
Operating expenses	
Software Development	64,248
General and Administrative	20,582
Sales and Marketing	2,897
Total operating expenses	87,727
Operating Income/(Loss)	(87,727)
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) before provision for income taxes	(87,727)
Benefit/(Provision) for income taxes	-
Net Income/(Net Loss)	**$ (87,727)**

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED TO DECEMBER 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Subscription Receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Inception date June 23, 2023	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stock	10,000,000	10,000	(14,509)	140,000	-	135,491
Net income/(loss)	-	-	-	-	(87,727)	(87,727)
Balance—December 31, 2023	10,000,000	$ 10,000	$ (14,509)	$ 140,000	$ (87,727)	$ 47,764

See accompanying notes to financial statements.

SUSTENANCE EARTH, INC DBA FROM THE FARM
STATEMENT OF CASH FLOWS
FOR YEAR ENDED TO DECEMBER 31, 2023

As of inception (June 23, 2023)		2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(87,727)
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets		(7,500)
Accounts Payable		3,000
Net cash provided/(used) by operating activities		**(92,227)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		135,491
Net cash provided/(used) by financing activities		**135,491**
Change in Cash		43,264
Cash—beginning of year		-
Cash—end of year	$	**43,264**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sustenance Earth, Inc. dba From the Farm, was incorporated on June 23, 2023, in the state of Delaware. The financial statements of Sustenance Earth, Inc. dba From the Farm (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cody, Wyoming.

Sustenance Earth, Inc. dba From The Farm is an online marketplace dedicated to connecting consumers directly with local farmers, ranchers, and homesteaders. We aim to restore food sovereignty by empowering small, family-owned farms to sell their products directly to customers, bypassing the traditional, centralized food supply chain. Our platform provides producers with the tools to easily set up online stores, manage inventory, and fulfill orders. We offer comprehensive marketing services, customer relationship management, and logistical support to ensure a seamless experience for both producers and consumers. Our commitment to transparency, fair pricing, and sustainable practices sets us apart in the industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Revenue Recognition

The Company is currently pre-revenue and will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will generate sales from the commission and processing fees from the platform as well as marketing services, customer relationship management, and logistical support.

Software Development Costs

Company expenses software development costs as incurred until technological feasibility has been established, at which time those costs could be capitalized until the product is available for general release to customers. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized. Costs incurred to enhance existing products or after the general release of the service using the product are expensed in the period they are incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 29, 2024, which is the date the financial statements were available to be issued.

3. **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Prepaids and other current assets consist primarily of prepaid expenses, while accounts payable consist primarily of trade payables.

4. **CAPITALIZATION AND EQUITY TRANSACTIONS**

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock at a par value of $0.001 per share. As of December 31, 2023, 10,000,000 shares were issued and outstanding.

5. **RELATED PARTY TRANSACTIONS**

There are no related party transactions as of December 31, 2023.

6. **INCOME TAXES**

The provision for income taxes for the year ended December 31, 2023, consists of the following:

For The Year Ended December 31,	2023
Net Operating Loss	$ (26,055)
Valuation Allowance	26,055
Net Provision For Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of December 31,	2023
Net Operating Loss	$ (26,055)
Valuation Allowance	26,055
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $87,727. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through August 29, 2024, which is the date the financial statements were available to be issued.

In June 2024, the Company issued 2,118,000 shares of Common Stock for gross proceeds of $369,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.